06006793

SEC ... MISSION
Washington, D.C. 20549

RECEIVED MAR - 2 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Fairway Drive
(No. and Street)

Palm Beach Gardens, Florida 33418
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherri Parker-Daniels 561-515-8558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr 6/5

OATH OR AFFIRMATION

I, Sherri Parker-Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Capital Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sharon A Daniels

Signature

PRESIDENT

Title

Leslie Anne Haffenden-Moore

Notary Public

Leslie Anne Haffenden-Moore
MY COMMISSION # DD174423 EXPIRES
December 29, 2006
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statement of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of December 31, 2005, and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2004 and for the year then ended, were audited by other auditors whose report dated February17, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II and III, is presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 13, 2006

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2005**	**2004**
CURRENT ASSETS:		
Cash and cash equivalents	$ 253,652	$ 134,835
Deposit with clearing organization	25,000	-
Due from Parent, net	36,301	-
Prepaids	17,132	13,730
TOTAL CURRENT ASSETS	332,085	148,565
PROPERTY AND EQUIPMENT, NET	15,788	-
DEFERRED TAX ASSET	395	-
	$ 348,268	$ 148,565

LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 24,998	$ -
Payable to broker-dealers and clearing organization	3,962	-
Due to Parent, net	-	5,718
	28,960	5,718
SHAREHOLDER'S EQUITY		
Common stock, no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	444,300	131,000
Accumulated deficit	(149,992)	(13,153)
	319,308	142,847
	$ 348,268	$ 148,565

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2005	2004
REVENUES:		
Commissions	$ 2,406	$ -
Interest income	2,980	639
TOTAL REVENUES	5,386	639
OPERATING EXPENSES:		
General and administrative	152,698	36,561
Compensation	64,845	6,373
Rent	7,690	3,769
Depreciation	2,928	-
TOTAL OPERATING EXPENSES	228,161	46,703
NET LOSS BEFORE INCOME TAX BENEFIT	(222,775)	(46,064)
Income tax benefit	85,936	17,769
NET LOSS	$ (136,839)	$ (28,295)

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED EARNINGS (ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT)	TOTAL
Balances, January 1, 2004	10,000	$ 25,000	$ 31,000	$ 15,142	$ 71,142
Capital contribution	-	-	100,000	-	100,000
Net loss	-	-	-	(28,295)	(28,295)
Balances, December 31, 2004	10,000	25,000	131,000	(13,153)	142,847
Capital contribution	-	-	313,300	-	313,300
Net loss	-	-	-	(136,839)	(136,839)
Balance, December 31, 2005	10,000	$ 25,000	$ 444,300	$ (149,992)	$ 319,308

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (136,839)	$ (28,295)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,928	-
Deferred tax asset	(395)	-
Changes in operating assets and liabilities:		
Deposit with clearing organization	(25,000)	-
Due from/to Parent, net	(42,019)	688
Prepaids	(3,402)	(13,730)
Accounts payable	24,998	(271)
Payable to broker-dealers and clearing organization	3,962	-
TOTAL ADJUSTMENTS	(38,928)	(13,313)
NET CASH USED IN OPERATING ACTIVITIES:	(175,767)	(41,608)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property and equipment	(18,716)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions	313,300	100,000
INCREASE IN CASH AND CASH EQUIVALENTS	118,817	58,392
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	134,835	76,443
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 253,652	$ 134,835

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Weiss Capital Securities, Inc. (the "Company") is a wholly owned subsidiary of Weiss Capital Management, Inc. (the "Parent") and was incorporated on August 9, 1995 under the laws of the State of Florida. Prior to January 31, 2005, the Company engaged exclusively in the distribution and sale of shares of Weiss Treasury Fund (the "Trust"), managed by the Parent. The Trust is a Massachusetts Business Trust which is an open-end management investment company registered under the Investment Company Act of 1940, as amended. Effective January 28, 2005, the Company's application was granted by the National Association of Securities Dealers, Inc. to expand its activities to a full service retail broker-dealer. As such, the Company now executes transactions in stocks, bonds, mutual funds, and other securities in a variety of account types, and conducts other general brokerage activities. The Company's record keeping is in accordance with the rules and regulations prescribed by this agency. Retail operations opened for business on November 1, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Pershing LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method for leasehold improvements based upon the Parent's lease term, and using the double declining balance method for computer equipment based upon estimated useful lives of three years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

The Company files a consolidated tax return with its Parent. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the Parent and to record expenses to the extent that taxes would be due through the inter-company accounts.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB No. 3. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation or amortization method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management believes that adoption of SFAS No. 154 will not have a significant effect on the Company's financial statements.

NOTE 3. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. During the year, the Company's account balances with financial institutions may exceed the insurable limit of the Federal Deposit Insurance Corporation or other agencies. Management regularly monitors their balances and attempts to keep this potential risk to a minimum by maintaining their accounts with financial institutions they believe are of good quality.

NOTE 4. TRANSACTIONS WITH RELATED PARTIES

The Company entered into a Distribution Agreement (the "Agreement") with the Trust to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the Public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2005 and will remain in effect until November 2006. Either party can terminate the Agreement with a sixty day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2005 and 2004.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the agreements, the Parent allocated $79,953 and $14,012 of expenses to the Company for the years ended December 31, 2005 and 2004, respectively. All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement. The current agreement expires December 31, 2006.

During the years ended December 31, 2005 and 2004, the Parent contributed $313,300 and $100,000, respectively, of additional paid in capital.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2005:

Leasehold improvements	$ 12,364
Computer equipment	6,352
	18,716
Less accumulated depreciation	2,928
	$ 15,788

The Company had no property and equipment as of December 31, 2004.

NOTE 6. INCOME TAXES

The Company files a consolidated tax return with the Parent. Accordingly the income tax benefit is calculated by applying the applicable federal and state tax rates of the Parent as follows:

	2005	**2004**
Federal tax benefit	$ 73,683	$ 15,235
State tax benefit	12,253	2,534
	$ 85,936	**$ 17,769**

The significant components of the net deferred tax asset are as follows:

Deferred tax assets:		
Accumulated depreciation	**$ 395**	**$ -**

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $245,491, which was $145,491 in excess of its required net capital of $100,000. At December 31, 2005, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.12 to 1.

Historically, the Company has never generated revenues and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. Management believes the Parent will continue providing the necessary capital to maintain compliance with Rule 15c3-1.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In January 2005, the Company entered into a three-year agreement with Pershing LLC, a provider of brokerage execution, clearance and custody services. Pursuant to the agreement, early termination fees of $125,000 or $50,000 apply if Company terminates the agreement during 2006 or 2007, respectively.

SUPPLEMENTAL SCHEDULES

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

CREDITS	
Shareholder's equity	$ 319,308
DEBITS	
Due from Parent, net	36,301
Prepaids	17,132
Property and equipment	15,788
Deferred tax asset	395
TOTAL DEBITS	69,616
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	249,692
HAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	4,201
NET CAPITAL	245,491
MINIMUM CAPITAL REQUIREMENT 6 2/3 % of aggregate indebtedness of $28,960 or $100,000 whichever is greater	100,000
EXCESS NET CAPITAL	**$ 145,491**
AGGREGATE INDEBTEDNESS	**$ 28,960**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.12 to 1**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2005

NET CAPITAL PER COMPUTATION	$ 245,491
AUDIT ADJUSTMENT	
Income tax benefit	(85,936)
DIFFERENCE IN ALLOWABLE ASSETS	36,696
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	**$ 196,251**

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is not required to maintain a "Special reserve bank account for the exclusive benefit of customers" as it is exempt under Section (k)(2)(ii); all customers' transactions are cleared through Pershing LLC.

Report of Independent Certified Public Accountants on Internal Control
Required by Rule 17a-5 of the Securities
and Exchange Commission

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 13, 2006